Securities and Exchange Commission

Washington, D.C. 20549

Form 6-K

Report of Foreign Issuer

Pursuant to Rule 13a-16 or 15d/16 of

the Securities Exchange Act of 1934

May 2021

AEGON N.V.

Aegonplein 50

2591 TV THE HAGUE

The Netherlands

Aegon’s condensed consolidated interim financial statements 1Q 2021, dated May 12, 2021, are included as appendix and incorporated herein by reference.

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

AEGON N.V.
(Registrant)

Date: May 12, 2021	By	/s/ J.H.P.M. van Rossum
J.H.P.M. van Rossum
Executive Vice President and Head of Corporate Financial Center

Condensed consolidated interim financial statements 1Q 2021 Results

AEGON
TeamNL

The Hague, May 12, 2021

Helping people achieve a lifetime of financial security

Condensed consolidated interim financial statements 1Q 2021 Results         1

Unaudited

    2        Condensed consolidated interim financial statements 1Q 2021 Results

Condensed consolidated income statement
EUR millions	Notes	1Q 2021	1Q 2020

Premium income	4	3,958	4,846
Investment income	5	2,093	2,247
Fee and commission income		674	585
Other revenues		-	1
Total revenues		6,725	7,679
Income from reinsurance ceded		920	930
Results from financial transactions	6	1,886	(29,037)
Other income		41	54
Total income		9,573	(20,373)

Benefits and expenses	7	9,066	(22,119)
Impairment charges / (reversals)	8	13	94
Interest charges and related fees		84	118
Other charges		5	86
Total charges		9,167	(21,820)

Share in profit / (loss) of joint ventures		67	65
Share in profit / (loss) of associates		(15)	2
Income / (loss) before tax		458	1,514
Income tax (expense) / benefit	9	(72)	(243)
Net income / (loss)		386	1,270

Net income / (loss) attributable to:
Owners of Aegon N.V.		383	1,270
Non-controlling interests		3	-

Earnings per share (EUR per share)	13
Basic earnings per common share		0.18	0.61
Basic earnings per common share B		-	0.02
Diluted earnings per common share		0.18	0.61
Diluted earnings per common share B		-	0.02

Unaudited

Condensed consolidated interim financial statements 1Q 2021 Results         3

Condensed consolidated statement of comprehensive income
EUR millions	Notes	1Q 2021	1Q 2020

Net result		386	1,270

Other comprehensive income:
Items that will not be reclassified to profit or loss:
Changes in revaluation reserve real estate held for own use		-	-
Remeasurements of defined benefit plans		489	588
Income tax relating to items that will not be reclassified		(117)	(109)

Items that may be reclassified subsequently to profit or loss:
Gains / (losses) on revaluation of available-for-sale investments		(2,576)	(1,509)
Gains / (losses) transferred to the income statement on disposal and impairment of available-for-sale investments		(62)	19
Changes in cash flow hedging reserve		(138)	667
Movement in foreign currency translation and net foreign investment hedging reserve		645	234
Equity movements of joint ventures		(2)	13
Equity movements of associates		(3)	3
Disposal of group assets		6	(9)
Income tax relating to items that may be reclassified		593	162
Other		13	1
Total other comprehensive income / (loss) for the period		(1,152)	59
Total comprehensive income / (loss)		(765)	1,329

Total comprehensive income / (loss) attributable to:
Owners of Aegon N.V.		(772)	1,329
Non-controlling interests		7	-

Unaudited

    4        Condensed consolidated interim financial statements 1Q 2021 Results

Condensed consolidated statement of financial position
		March 31, 2021	December 31, 2020
EUR millions	Notes

Assets
Cash and cash equivalents		7,247	8,372
Investments	10	154,740	157,595
Investments for account of policyholders	11	233,761	224,172
Derivatives		11,465	13,986
Investments in joint ventures		1,456	1,376
Investments in associates		1,240	1,264
Reinsurance assets		19,765	18,910
Deferred expenses		9,927	8,799
Other assets and receivables		9,623	9,009
Intangible assets		1,457	1,386
Total assets		450,681	444,868

Equity and liabilities
Shareholders’ equity		22,035	22,815
Other equity instruments		2,574	2,569
Issued capital and reserves attributable to owners of Aegon N.V.		24,609	25,384
Non-controlling interests		82	75
Group equity		24,691	25,459

Subordinated borrowings		2,143	2,085
Trust pass-through securities		126	126
Insurance contracts		121,404	122,146
Insurance contracts for account of policyholders		140,537	135,441
Investment contracts		22,201	21,075
Investment contracts for account of policyholders		96,164	91,624
Derivatives		14,004	14,617
Borrowings	14	8,892	8,524
Other liabilities		20,519	23,771
Total liabilities		425,990	419,410

Total equity and liabilities		450,681	444,868

Unaudited

Condensed consolidated interim financial statements 1Q 2021 Results         5

Condensed consolidated Statement of changes in equity
EUR millions	Share capital [1]	Retained earnings	Revaluation reserves	Remeasurement of defined benefit plans	Other reserves	Other equity instruments	Issued capital and reserves [2]	Non- controlling interests	Total

Three months ended March 31, 2021

At beginning of year	7,480	10,943	7,480	(2,534)	(553)	2,569	25,384	75	25,459

Net result recognized in the income statement	-	383	-	-	-	-	383	3	386

Other comprehensive income:
Items that will not be reclassified to profit or loss:
Remeasurements of defined benefit plans	-	-	-	489	-	-	489	-	489
Income tax relating to items that will not be reclassified	-	-	-	(117)	-	-	(117)	-	(117)

Items that may be reclassified subsequently to profit or loss:
Gains / (losses) on revaluation of available-for-sale investments	-	-	(2,576)	-	-	-	(2,576)	-	(2,576)
Gains / (losses) transferred to income statement on disposal and impairment of available-for-sale investments	-	-	(62)	-	-	-	(62)	-	(62)
Changes in cash flow hedging reserve	-	-	(138)	-	-	-	(138)	-	(138)
Movement in foreign currency translation and net foreign investment hedging reserves	-	-	221	(41)	466	-	645	-	645
Equity movements of joint ventures	-	-	-	-	(2)	-	(2)	-	(2)
Equity movements of associates	-	-	-	-	(3)	-	(3)	-	(3)
Disposal of group assets	-	-	-	-	6	-	6	-	6
Income tax relating to items that may be reclassified	-	-	588	-	5	-	593	-	593
Other	-	9	-	-	-	-	9	4	13
Total other comprehensive income	-	9	(1,967)	331	471	-	(1,156)	4	(1,152)
Total comprehensive income / (loss) for 2021	-	392	(1,967)	331	471	-	(772)	7	(765)

Issuance and purchase of (treasury) shares	-	1	-	-	-	-	1	-	1
Coupons on perpetual securities	-	(9)	-	-	-	-	(9)	-	(9)
Incentive plans	-	-	-	-	-	5	5	-	5
At end of period	7,480	11,328	5,512	(2,203)	(82)	2,574	24,609	82	24,691

Three months ended March 31, 2020

At beginning of year	7,536	10,981	5,873	(2,397)	456	2,571	25,020	20	25,040

Net result recognized in the income statement	-	1,270	-	-	-	-	1,270	-	1,270

Other comprehensive income:
Items that will not be reclassified to profit or loss:
Remeasurements of defined benefit plans	-	-	-	588	-	-	588	-	588
Income tax relating to items that will not be reclassified	-	-	-	(109)	-	-	(109)	-	(109)

Items that may be reclassified subsequently to profit or loss:
Gains / (losses) on revaluation of available-for-sale investments	-	-	(1,509)	-	-	-	(1,509)	-	(1,509)
Gains / (losses) transferred to income statement on disposal and impairment of available-for-sale investments	-	-	19	-	-	-	19	-	19
Changes in cash flow hedging reserve	-	-	667	-	-	-	667	-	667
Movement in foreign currency translation and net foreign investment hedging reserves	-	-	105	(10)	140	-	234	-	234
Equity movements of joint ventures	-	-	-	-	13	-	13	-	13
Equity movements of associates	-	-	-	-	3	-	3	-	3
Disposal of group assets	-	-	-	-	(9)	-	(9)	-	(9)
Income tax relating to items that may be reclassified	-	-	167	-	(5)	-	162	-	162
Other	-	1	-	-	-	-	1	-	1
Total other comprehensive income	-	1	(551)	468	142	-	59	(0)	59
Total comprehensive income / (loss) for 2020	-	1,271	(551)	468	142	-	1,329	-	1,329

Coupons on perpetual securities	-	(10)	-	-	-	-	(10)	-	(10)
Incentive plans	-	-	-	-	-	6	6	-	6
At end of period	7,536	12,243	5,322	(1,929)	597	2,577	26,346	20	26,366

1 For a breakdown of share capital please refer to note 13.

2 Issued capital and reserves attributable to owners of Aegon N.V.

Unaudited

    6        Condensed consolidated interim financial statements 1Q 2021 Results

Consolidated cash flow statement
EUR millions	1Q 2021	1Q 2020

Result before tax	458	1,514

Results from financial transactions	(2,490)	28,991
Amortization and depreciation	274	(64)
Impairment losses	11	90
Income from joint ventures	(67)	(65)
Income from associates	15	(2)
Release of cash flow hedging reserve	(24)	(30)
Other	3	(25)
Adjustments of non-cash items	(2,278)	28,896

Insurance and investment liabilities	(1,387)	1,959
Insurance and investment liabilities for account of policyholders	2,287	(33,363)
Accrued expenses and other liabilities	(492)	926
Accrued income and prepayments	(109)	405
Changes in accruals	298	(30,072)

Purchase of investments (other than money market investments)	(10,683)	(12,437)
Purchase of derivatives	(253)	822
Disposal of investments (other than money market investments)	12,091	8,193
Disposal of derivatives	(217)	1,926
Net purchase of investments for account of policyholders	2,398	2,237
Net change in cash collateral	(2,813)	4,461
Net purchase of money market investments	(502)	(3,746)
Cash flow movements on operating items not reflected in income	21	1,455

Tax received / (paid)	37	(25)
Other	(8)	(3)
Net cash flows from operating activities	(1,473)	1,764
Purchase of individual intangible assets (other than VOBA and future servicing rights)	(9)	(9)
Purchase of equipment and real estate for own use	(10)	(9)
Acquisition of subsidiaries, net of cash	-	(14)
Acquisition joint ventures and associates	(9)	(13)
Disposal of equipment	-	1
Disposal of subsidiaries, net of cash	57	(1)
Disposal joint ventures and associates	-	156
Dividend received from joint ventures and associates	9	10
Net cash flows from investing activities	38	122
Proceeds from TRUPS[1], subordinated loans and borrowings	680	733
Repayment of TRUPS[1], subordinated loans and borrowings	(438)	(1,382)
Coupons on perpetual securities	(12)	(13)
Payment of Right-of-use Assets	(14)	(15)
Net cash flows from financing activities	215	(677)

Net increase / (decrease) in cash and cash equivalents [2]	(1,220)	1,208

Net cash and cash equivalents at the beginning of the reporting period	8,372	12,263
Effects of changes in exchange rate	57	-
Net cash and cash equivalents at the end of the reporting period	7,209	13,472

1 Trust pass-through securities

2 Included in net increase / (decrease) in cash and cash equivalents are interest received EUR 1,451 million (2020: EUR 1,223 million) dividends received EUR 756 million (2020: EUR 806 million) and interest paid EUR 9 million (2020: EUR 76 million). All included in operating activities except for dividend received from joint ventures and associates EUR 9 million (2020: EUR 10 million).

Unaudited

Condensed consolidated interim financial statements 1Q 2021 Results         7

Notes to the Condensed consolidated interim financial statements

Amounts in EUR millions, unless otherwise stated

Aegon N.V., incorporated and domiciled in the Netherlands, is a public limited liability company organized under Dutch law and recorded in the Commercial Register of The Hague under number 27076669 and with its registered address at Aegonplein 50, 2591 TV, The Hague, the Netherlands. Aegon N.V. serves as the holding company for the Aegon Group and has listings of its common shares in Amsterdam and New York.

Aegon N.V. (or ‘the Company’) and its subsidiaries (collectively, ‘Aegon’ or ‘the Group’) have life insurance and pensions operations in more than 20 countries in the Americas, Europe and Asia and are also active in savings and asset management operations, accident and health insurance, general insurance and - to a limited extent - banking operations. Headquarters are located in The Hague, the Netherlands. The Group employs over 22,000 people worldwide.

1. Basis of presentation

The condensed consolidated interim financial statements as at, and for the three-month period ended, March 31, 2021 (‘first quarter 2021’ or ‘1Q 2021’), have been prepared in accordance with IAS 34 ‘Interim Financial Reporting’, as adopted by the European Union (hereafter ‘IFRS-EU’). They do not include all of the information required for a full set of financial statements prepared in accordance with IFRS-EU and should therefore be read together with the 2020 consolidated financial statements of Aegon N.V. as included in Aegon’s Integrated Annual Report for 2020. Aegon’s Integrated Annual Report for 2020 is available on its website (aegon.com).

The condensed consolidated interim financial statements have been prepared in accordance with the historical cost convention as modified by the revaluation of investment properties and those financial instruments (including derivatives) and financial liabilities that have been measured at fair value. The condensed consolidated interim financial statements as at, and for the three-month period ended, March 31, 2021, were approved by the Supervisory Board on May 11, 2021.

The condensed consolidated interim financial statements are presented in euro (EUR) and all values are rounded to the nearest million unless otherwise stated. The consequence is that the rounded amounts may not add up to the rounded total in all cases.

The published figures in these condensed consolidated interim financial statements are unaudited.

2. Significant accounting policies

All accounting policies and methods of computation applied in the condensed consolidated interim financial statements are the same as those applied in the 2020 consolidated financial statements. New IFRS accounting standards and amendments that became effective per January 1, 2021 had no impact on Aegon’s financial position or condensed consolidated interim financial statements (refer to paragraph 2.1).

2.1. New IFRS accounting standards effective from 2021

In August 2020, the IASB issued the ‘Interest Rate Benchmark Reform – Phase 2 (Amendments to IFRS 9, IAS 39, IFRS 7, IFRS 4 and IFRS 16)’. The Phase 2 amendments provide temporary reliefs which address issues that might affect financial reporting during the interest rate benchmark reform, including the effects of changes to contractual cash flows or hedging relationships arising from the replacement of an interest rate benchmark with an alternative benchmark rate. The Phase 2 amendments became effective in 2021 and have been endorsed by the European Union.

The Phase 2 amendments had no impact on Aegon’s financial position or condensed consolidated interim financial statements. Aegon continues to follow the developments of interest rate benchmark reform and intends to use the Phase 2 reliefs when applicable.

Unaudited

    8        Condensed consolidated interim financial statements 1Q 2021 Results

2.2. Future adoption of new IFRS-EU accounting standards and amendments

For a complete overview of IFRS standards and amendments issued before January 1, 2021, which will be applied in future years and were not early adopted by the Group, please refer to Aegon’s Integrated Annual Report for 2020.

In February 2021, the IASB issued the following amendments:

t	Disclosure of Accounting Policies (Amendments to IAS 1 and IFRS Practice Statement 2); and
t	Definition of Accounting Estimates (Amendments to IAS 8).

These amendments are effective for annual reporting periods beginning on or after January 1, 2023, with early application permitted and have not been endorsed by the European Union. Aegon is assessing the impact of these amendments.

In March 2021, the IASB issued the ‘Covid-19-Related Rent Concessions beyond 30 June 2021 (Amendment to IFRS 16)’. The amendment is effective for annual reporting periods beginning on or after April 1, 2021, with early application permitted and has not been endorsed by the European Union. Impact of this amendment is not expected to be significant.

2.3. Judgments and critical accounting estimates

Preparing the condensed consolidated interim financial statements requires management to make judgments, estimates and assumptions, including the likelihood, timing or amount of future transactions or events, that affect the application of accounting policies and the reported amounts of assets and liabilities, income and expense. These estimates are inherently subject to change and actual results could differ from those estimates.

Uncertainty resulting from COVID-19

During 1Q 2021 the COVID-19 pandemic continued to cause significant disruption to business, markets, and the industry. In 1Q 2021 Aegon’s operating result in the Americas was impacted by USD 166 million of adverse mortality in Life, of which USD 95 million of claims are directly attributable to COVID-19 as the cause of death. This was offset by favorable morbidity experience in Accident & Health and is mostly related to Long-Term Care insurance with higher claims terminations due to higher mortality and discharges from care facilities. As soon as the impacts of the COVID-19 pandemic subside, Aegon expects the number of new Long-Term care claims to reverse. Aegon continues to monitor the relevant market and the economic factors to proactively manage the associated risks. Management believes that the most significant risks are related to financial markets (particularly credit, equity, and interest rates risks) and underwriting risks (particularly related to mortality, morbidity, and policyholder behavior).

Actuarial and economic assumptions

Aegon the Netherlands has updated the indexation assumption for a specific pensions portfolio linked to Dutch industry pension funds after a sharp rise of the price inflation curve. Instead of a historical analysis, the substantiation of the updated indexation assumption will be based on a new forward-looking method that also takes into account the drivers (coverage ratio, asset mix, expected returns) for indexation pay-out by industry pension funds. The updated indexation assumption resulted in a lower market value liability of EUR 75 million. The release of the liability has been recorded as part of Benefits and expenses and in Other income for segment reporting purposes.

Sensitivities

Sensitivity on variable annuities and variable life insurance products in the United States

Sensitivities of Aegon’s variable annuities and variable life insurance products in the United States on expected long-term equity growth rate have not significantly changed compared to the sensitivities as reported in the Aegon’s 2020 Integrated Annual Report, except for sensitivities to mortality assumption and lapse rate.

A relative increase of 10% to the mortality assumption, dependent on product and characteristics of the block of business, would reduce net result by approximately EUR 181 million (December 31, 2020: EUR 124 million). A relative 20% increase in the lapse rate assumption would increase net result by approximately EUR 38 million (December 31, 2020: EUR 89 million).

Unaudited

Condensed consolidated interim financial statements 1Q 2021 Results         9

Sensitivity on liability adequacy test (LAT) in the Netherlands

At March 31, 2021 the liability adequacy test (LAT) of Aegon the Netherlands remains in a deficit position. The LAT assesses the adequacy of the insurance liabilities by comparing them to their fair value. Aegon the Netherlands adjusts the outcome of the LAT for certain unrealized gains in the bond portfolio and certain differences between the fair value and the book value of assets measured at amortized cost, mainly residential mortgages. Please also refer to Note 2.19f Liability adequacy testing of Aegon’s 2020 Integrated Annual Report for further details on the accounting policy.

The LAT deficit per March 31, 2021 in Aegon the Netherlands amounted to EUR 4.8 billion (December 31, 2020: EUR 7.0 billion), which was partially offset by the shadow loss recognition of EUR 3.5 billion (December 31, 2020: EUR 4.5 billion), resulting in a net deficit of EUR 1.3 billion (December 31, 2020: EUR 2.5 billion). The improvement of the LAT deficit amounting to EUR 1.2 billion is driven by market movements (mainly increased interest rates and tightening of credit spreads) and is recorded in the income statement for the first quarter 2021.

Sensitivities of Aegon the Netherlands on bond credit spread, mortgage spread and liquidity premium assumptions to assess the impact on the LAT test have not significantly changed compared to the sensitivities as reported in the 2020 Aegon’s Integrated Annual Report, except for sensitivities to interest rate. An increase of 100 bps in interest rate would result in a decrease in the LAT deficit of EUR 3.2 billion (December 31, 2020: EUR 3.9 billion). A decrease of 100 bps would result in an increase in the LAT deficit of approximately EUR 4.3 billion (2019: EUR 5.2 billion).

2.4. Other

Taxes

Taxes on income for the three-month period ended March 31, 2021, are calculated using the tax rate that is estimated to be applicable to earnings for the full year.

Exchange rates

Assets and liabilities of foreign operations are translated to the presentation currency at the closing rates on the reporting date. Income, expenses and capital transactions (such as dividends) are translated at average exchange rates or at the prevailing rates on the transaction date, if more appropriate. The following exchange rates (most important rates) are applied for the condensed consolidated interim financial statements:

Closing exchange rates

			USD	GBP
March 31, 2021	1	EUR	1.1753	0.8519
December 31, 2020	1	EUR	1.2236	0.8951

Weighted average exchange rates

			USD	GBP
Three months ended March 31, 2021	1	EUR	1.2046	0.8737
Three months ended March 31, 2020	1	EUR	1.1026	0.8612

Unaudited

    10        Condensed consolidated interim financial statements 1Q 2021 Results

3. Segment information

3.1. Change in name convention of performance measure

Aegon has changed the name convention of its primary performance measure to improve alignment with industry practice. As of 2021, Aegon will no longer refer to underlying earnings before tax for segment reporting purposes, instead Aegon will refer to Operating result. Furthermore, Aegon introduced a new grouping of non-operating result which is the sum of Fair value items, Realized gains / (losses) on investments, and Net impairments. Other income / charges remains a separate category outside of Aegon’s operating result.

3.2. Change in measurement of performance measure

In addition, Aegon has changed the measurement of its operating result from January 1, 2021. The following changes have been made:

1.

The running cost of the US macro hedge related to the variable annuity portfolio are recorded within Operating result instead of in Fair value items. Management views this as a better reflection of Aegon’s operating performance and will make Aegon’s operating result more relevant.

2.	The periodic intangibles unlocking in the US Life and TLB business is recorded in Fair value items, instead of Operating result, to improve the insight in Aegon’s recurring operating result.
3.

Results from run-off businesses in the US are part of Aegon’s operating result. The results of run-off businesses were previously recorded outside of Aegon’s operating result. Based on management actions executed in prior years the importance of run-off businesses has diminished and continuing to report this as a separate line item is considered no longer relevant.

4.	Following the announcement to sell Aegon’s operations in CEE, results from these businesses, previously reported in operating result, are prospectively recorded within Other income / charges.

For segment reporting purposes, the impact of these changes in measurement on 1Q 2020 was a decrease in Aegon’s consolidated operating result of EUR 8 million, as certain losses are no longer reported in Fair value items (EUR 5 million) and results of Run-off businesses are no longer separately reported (EUR 3 million loss). There is no impact on Aegon’s net result, shareholders’ equity, dividend per share, or any of the main schedules included in Aegon’s Condensed Consolidated Interim Financial Statements, in any of the reporting periods. Comparative numbers have been restated in Aegon’s segment reporting note, enabling a like for like comparison, with the exception of the reclassification of the results from Aegon’s operations in CEE to Other income / charges which is applied prospectively.

Unaudited

Condensed consolidated interim financial statements 1Q 2021 Results         11

3.3. Segment results

The following table presents Aegon’s segment results.

EUR millions	Americas	The Netherlands	United Kingdom	International	Asset management	Holdings and other activities	Eliminations	Segment total	Joint ventures and associates eliminations	Consolidated
Three months ended March 31, 2021

Operating result geographically	163	184	39	28	75	(58)	(1)	431	(43)	388
Fair value items	(52)	71	(48)	-	(2)	34	2	3	19	22
Realized gains / (losses) on investments	21	9	-	-	2	-	-	31	(3)	28
Impairment charges	(4)	2	-	-	-	7	-	6	-	6
Impairment reversals	9	1	-	-	-	-	-	10	-	10
Non-operating items	(25)	82	(48)	-	(1)	41	2	50	16	66
Other income / (charges)	(7)	33	(3)	15	(2)	(35)	-	1	3	4
Result before tax	131	299	(12)	43	72	(52)	1	482	(24)	458
Income tax (expense) / benefit	(8)	(71)	-	(7)	(21)	10	-	(96)	24	(72)
Net result	123	228	(11)	36	52	(42)	1	386	-	386
Inter-segment operating result after tax	(7)	(22)	(22)	(8)	46	12

Revenues
Life insurance gross premiums	1,691	392	1,143	340	-	-	-	3,566	(255)	3,311
Accident and health insurance	315	142	3	119	-	-	-	579	(33)	547
Property & casualty insurance	-	33	-	107	-	-	-	140	(40)	100
Total gross premiums	2,006	568	1,146	566	-	-	-	4,285	(327)	3,958
Investment income	705	501	819	88	2	59	(64)	2,110	(17)	2,093
Fee and commission income	473	72	51	14	213	-	(44)	779	(104)	674
Other revenues	2	-	-	1	-	-	-	3	(3)	-
Total revenues	3,186	1,140	2,015	669	216	59	(108)	7,177	(451)	6,725
Inter-segment revenues	-	4	-	-	44	60

EUR millions	Americas	The Netherlands	United Kingdom	International	Asset management	Holdings and other activities	Eliminations	Segment total	Joint ventures and associates eliminations	Consolidated
Three months ended March 31, 2020

Operating result geographically	129	154	44	49	38	(58)	2	358	8	366
Fair value items	(650)	1,931	145	(6)	(15)	(28)	-	1,377	(20)	1,357
Realized gains / (losses) on investments	11	3	-	-	-	-	-	14	(4)	10
Impairment charges	(40)	(20)	-	(2)	-	(4)	-	(66)	-	(66)
Impairment reversals	8	(1)	-	-	-	-	-	7	-	7
Non-operating items	(672)	1,914	145	(3)	(15)	(37)	-	1,333	(24)	1,309
Other income / (charges)	(109)	(12)	(62)	52	-	(32)	-	(162)	1	(161)
Result before tax	(652)	2,057	128	93	23	(122)	2	1,529	(15)	1,514
Income tax (expense) / benefit	161	(425)	(5)	(8)	(7)	27	-	(258)	15	(243)
Net result	(492)	1,632	122	85	16	(95)	2	1,270	-	1,270
Inter-segment operating result after tax	(11)	(22)	(22)	(8)	47	17

Revenues
Life insurance gross premiums	1,824	650	1,569	365	-	3	(2)	4,409	(269)	4,140
Accident and health insurance	362	137	7	124	-	-	-	630	(26)	604
Property & casualty insurance	-	32	-	104	-	-	-	136	(35)	102
Total gross premiums	2,185	820	1,576	593	-	3	(2)	5,175	(329)	4,846
Investment income	805	495	871	94	1	64	(69)	2,262	(15)	2,247
Fee and commission income	394	65	50	14	170	-	(46)	647	(62)	585
Other revenues	2	-	-	-	-	1	-	4	(3)	1
Total revenues	3,387	1,380	2,497	701	172	68	(116)	8,088	(409)	7,679
Inter-segment revenues	-	4	-	-	46	67

Aegon’s segment information is prepared by consolidating on a proportionate basis Aegon’s joint ventures and associated companies.

Unaudited

    12        Condensed consolidated interim financial statements 1Q 2021 Results

3.4. Investments

Amounts included in the tables on investments are presented on an IFRS basis, which means that investments in joint ventures and associates are not consolidated on a proportionate basis. Instead, these investments are included on a single line using the equity method of accounting.

March 31, 2021	Americas	The Netherlands	United Kingdom	International	Asset Management	Holding and other activities	Eliminations	EUR Millions Total
Investments
Shares	476	1,387	27	74	8	41	-	2,013
Debt securities	57,976	27,924	1,200	7,804	51	1	-	94,956
Loans	10,999	35,233	-	110	-	40	-	46,382
Other financial assets	7,982	94	744	118	95	18	-	9,050
Investments in real estate	39	2,283	-	16	-	-	-	2,338
Investments general account	77,471	66,921	1,971	8,123	154	100	-	154,740
Shares	-	8,670	17,737	234	-	-	(4)	26,638
Debt securities	-	11,942	7,524	146	-	-	-	19,612
Unconsolidated investment funds	109,134	781	67,382	606	-	-	-	177,903
Other financial assets	-	3,883	5,228	2	-	-	-	9,113
Investments in real estate	-	-	496	-	-	-	-	496
Investments for account of policyholders	109,134	25,276	98,367	988	-	-	(4)	233,761
Investments on balance sheet	186,605	92,197	100,338	9,111	154	100	(4)	388,501
Off balance sheet investments third parties	224,194	6,370	127,977	2,037	191,542	-	-	552,120
Total revenue generating investments	410,800	98,567	228,315	11,147	191,696	100	(4)	940,621
Investments
Available-for-sale	63,200	26,584	1,398	7,987	75	27	-	99,271
Loans	10,999	35,233	-	110	-	40	-	46,382
Financial assets at fair value through profit or loss	112,367	28,097	98,445	997	79	32	(4)	240,014
Investments in real estate	39	2,283	496	16	-	-	-	2,833
Total investments on balance sheet	186,605	92,197	100,338	9,111	154	100	(4)	388,501
Investments in joint ventures	-	332	-	868	257	-	-	1,456
Investments in associates	58	982	8	31	153	21	(14)	1,240
Other assets	35,357	15,550	5,425	2,773	461	31,836	(31,918)	59,484
Consolidated total assets	222,020	109,061	105,772	12,782	1,025	31,957	(31,936)	450,681

December 31, 2020	Americas	The Netherlands	United Kingdom	International	Asset Management	Holding and other activities	Eliminations	EUR Millions Total
Investments
Shares	442	1,376	34	74	9	44	-	1,979
Debt securities	59,419	30,880	1,077	7,926	48	1	-	99,350
Loans	10,477	34,936	-	120	-	40	-	45,573
Other financial assets	7,056	91	883	102	152	23	-	8,308
Investments in real estate	37	2,331	-	16	-	-	-	2,385
Investments general account	77,431	69,615	1,994	8,238	208	108	-	157,595
Shares	-	8,227	16,877	187	-	-	(3)	25,288
Debt securities	-	12,150	7,579	156	-	-	-	19,885
Unconsolidated investment funds	104,374	706	63,084	613	-	-	-	168,777
Other financial assets	-	4,520	5,232	3	-	-	-	9,755
Investments in real estate	-	-	467	-	-	-	-	467
Investments for account of policyholders	104,374	25,603	93,240	959	-	-	(3)	224,172
Investments on balance sheet	181,805	95,218	95,234	9,197	208	108	(3)	381,767
Off balance sheet investments third parties	215,216	6,144	119,347	6,752	192,098	-	(336)	539,220
Total revenue generating investments	397,021	101,362	214,580	15,948	192,307	108	(339)	920,987
Investments
Available-for-sale	63,864	25,972	1,494	8,088	134	28	-	99,580
Loans	10,477	34,936	-	120	-	40	-	45,573
Financial assets at fair value through profit or loss	107,427	31,979	93,272	973	74	40	(3)	233,762
Investments in real estate	37	2,331	467	16	-	-	-	2,853
Total investments on balance sheet	181,805	95,218	95,234	9,197	208	108	(3)	381,767
Investments in joint ventures	-	327	-	846	204	-	-	1,376
Investments in associates	60	1,004	8	35	151	21	(15)	1,264
Other assets	35,010	19,467	3,740	2,405	545	32,695	(33,400)	60,461
Consolidated total assets	216,875	116,016	98,982	12,482	1,109	32,824	(33,419)	444,868

Unaudited

Condensed consolidated interim financial statements 1Q 2021 Results         13

4. Premium income and premiums paid to reinsurers

EUR millions	1Q 2021	1Q 2020

Premium income
Life insurance	3,311	4,140
Non-life insurance	647	705
Total premium income	3,958	4,846
Accident and health insurance	547	604
Property & casualty insurance	100	102
Non-life Insurance premium income	647	705

Premiums paid to reinsurers [1]
Life insurance	497	554
Non-life insurance	47	43
Total premiums paid to reinsurers	545	597
Accident and health insurance	40	36
Property & casualty insurance	7	6
Non-life Insurance paid to reinsurers	47	43

Premium income decreased by EUR 888 million in 1Q 2021 compared to 1Q 2020, mainly driven by a reduction of upgraded Life insurance policies to the retirement platform in the UK, reduced new business related to COVID-19, and impacts of foreign currency translation.

5. Investment income

EUR millions	1Q 2021	1Q 2020

Interest income	1,297	1,407
Dividend income	772	807
Rental income	24	32
Total investment income	2,093	2,247

Investment income related to general account	1,186	1,286
Investment income for account of policyholders	907	961
Total	2,093	2,247

Unaudited

    14        Condensed consolidated interim financial statements 1Q 2021 Results

6. Results from financial transactions

EUR millions	1Q 2021	1Q 2020

Net fair value change of general account financial investments at FVTPL other than derivatives	54	(199)
Realized gains /(losses) on financial investments	39	6
Gains /(losses) on investments in real estate	(43)	57
Net fair value change of derivatives	(1,011)	(1,139)
Net fair value change on for account of policyholder financial assets at FVTPL	2,710	(27,759)
Net fair value change on investments in real estate for account of policyholders	3	(19)
Net foreign currency gains /(losses)	135	9
Net fair value change on borrowings and other financial liabilities	-	7
Total	1,886	(29,037)

Net fair value change on for account of policyholder financial assets at fair value through profit or loss increased in 1Q 2021 compared to 1Q 2020, mainly from favorable equity markets. Net fair value changes on for account of policyholder financial assets at fair value through profit or loss are offset by changes in technical provisions reported as part of the lines “Change in valuation of liabilities for insurance contracts” and “Change in valuation of liabilities for investment contracts” in note 7 Benefits and expenses.

7. Benefits and expenses

EUR millions	1Q 2021	1Q 2020

Claims and benefits	8,141	(23,103)
Employee expenses	490	521
Administration expenses	376	404
Deferred expenses	(146)	(205)
Amortization charges	205	265
Total	9,066	(22,119)

EUR millions	1Q 2021	1Q 2020

Benefits and claims paid life	6,263	1,514
Benefits and claims paid non-life	347	414
Change in valuation of liabilities for insurance contracts	769	(18,089)
Change in valuation of liabilities for investment contracts	(357)	(8,155)
Other	(2)	27

Policyholder claims and benefits	7,019	(24,289)
Premium paid to reinsurers	545	597
Profit sharing and rebates	2	3
Commissions	576	587
Total	8,141	(23,103)

The lines “Change in valuation of liabilities for insurance contracts” and “Change in valuation of liabilities for investment contracts” reflect changes in technical provisions resulting from “Net fair value changes on for account of policyholder financial assets at fair value through profit or loss” included in note 6 Results from financial transactions of EUR 2,710 million positive for 1Q 2021 (1Q 2020: EUR 27,759 million negative). In addition, the line “Change in valuation of liabilities for insurance contracts” includes a decrease of technical provisions for life insurance contracts of EUR 1,083 million for 1Q 2021 (1Q 2020: increase of EUR 2,861 million).

Unaudited

Condensed consolidated interim financial statements 1Q 2021 Results         15

8. Impairment charges/(reversals)

EUR millions	1Q 2021	1Q 2020

Impairment charges / (reversals) comprise:
Impairment charges / (reversals) on financial assets, excluding receivables	(6)	59
Impairment charges / (reversals) on non-financial assets and receivables	19	35
Total	13	94

Impairment charges on financial assets, excluding receivables, from:
Shares	-	4
Debt securities and money market instruments	3	43
Loans	10	19
Total	13	66

Impairment reversals on financial assets, excluding receivables, from:
Shares	(8)	-
Debt securities and money market instruments	(10)	(7)
Loans	(1)	1
Total	(19)	(7)

Impairment charges on non-financial assets and receivables in the first quarter of 2021 amount to EUR 19 million and are mainly related to a valuation allowance due to the ongoing rehabilitation process of a US reinsurer.

9. Income tax

The income tax charge for 1Q 2021 amounts to EUR 72 million which includes recurring beneficial impacts of tax-exempt income and US tax credits. Non-taxable income in 1Q 2021 is comprised of the regular non-taxable items such as the dividend received deduction in the United States and the participation exemption in the Netherlands.

Tax credits mainly include tax benefits from United States investments that provide affordable housing to individuals and families that meet median household income requirements.

Unaudited

    16        Condensed consolidated interim financial statements 1Q 2021 Results

10. Investments

EUR millions	March 31, 2021	December 31, 2020

Available-for-sale (AFS)	99,271	99,580
Loans	46,382	45,573
Financial assets at fair value through profit or loss (FVTPL)	6,748	10,057
Financial assets, for general account, excluding derivatives	152,402	155,210
Investments in real estate	2,338	2,385
Total investments for general account, excluding derivatives	154,740	157,595

Financial assets, for general account, excluding derivatives
EUR millions	AFS	FVTPL	Loans	Total

Shares	373	1,641	-	2,013
Debt securities	92,762	2,194	-	94,956
Money market and other short-term investments	5,249	122	-	5,371
Mortgages loans	-	-	40,050	40,050
Private loans	-	-	4,370	4,370
Deposits with financial institutions	-	-	81	81
Policy loans	-	-	1,860	1,860
Receivables out of share lease agreements	-	-	-	-
Other
Other	887	2,792	22	3,701
March 31, 2021	99,271	6,749	46,382	152,402

	AFS	FVTPL	Loans	Total

Shares	345	1,634	-	1,979
Debt securities	93,681	5,669	-	99,350
Money market and other short-term investments	4,558	109	-	4,667
Mortgages loans	-	-	39,298	39,298
Private loans	-	-	4,358	4,358
Deposits with financial institutions	-	-	92	92
Policy loans	-	-	1,801	1,801
Receivables out of share lease agreements	-	-	-	-
Other
Other	996	2,645	25	3,665
December 31, 2020	99,580	10,057	45,573	155,210

Total investments for general account, excluding derivatives amount to EUR 154.7 billion (December 31, 2020: EUR 157.6 billion). The decrease is mainly due to increased interest rates in Americas and the Netherlands, partially offset by the positive impact of foreign currency translations.

Unaudited

Condensed consolidated interim financial statements 1Q 2021 Results         17

11. Investments for account of policyholders

EUR millions	March 31, 2021	December 31, 2020
Shares	26,638	25,288
Debt securities	19,612	19,885
Money market and short-term investments	1,643	1,051
Deposits with financial institutions	3,587	4,185
Unconsolidated investment funds	177,903	168,777
Other	3,883	4,520
Total investments for account of policyholders at fair value through profit or loss, excluding derivatives	233,266	223,705
Investment in real estate	496	467
Total investments for account of policyholders	233,761	224,172

Investments for account of policyholders amount to EUR 233.8 billion (December 31, 2020: EUR 224.2 billion). The increase is mainly due to the positive impact of foreign currency translations and positive market movements.

12. Fair value

The following tables provide an analysis of financial instruments recorded at fair value on a recurring basis by level of the fair value hierarchy:

Fair value hierarchy
EUR millions	March 31, 2021				December 31, 2020
	Level I	Level II	Level III	Total	Level I	Level II	Level III	Total

Financial assets carried at fair value
Available-for-sale investments
Shares	93	86	193	373	90	82	173	345
Debt securities	25,692	66,418	652	92,762	28,300	64,914	467	93,681
Money markets and other short-term instruments	1,400	3,849	-	5,249	832	3,726	-	4,558
Other investments at fair value	-	299	588	887	-	415	581	996
Total Available-for-sale investments	27,185	70,652	1,434	99,271	29,222	69,136	1,221	99,580

Fair value through profit or loss
Shares	89	218	1,334	1,641	80	226	1,329	1,634
Debt securities	118	2,044	32	2,194	168	5,260	242	5,669
Money markets and other short-term instruments	18	104	-	122	17	93	-	109
Other investments at fair value	1	412	2,379	2,792	1	470	2,174	2,645
Investments for account of policyholders [1]	122,735	109,764	766	233,266	118,057	104,635	1,012	223,705
Derivatives	59	11,401	5	11,465	34	13,930	22	13,986
Total Fair value through profit or loss	123,020	123,943	4,516	251,479	118,356	124,613	4,779	247,748
Total financial assets at fair value	150,205	194,596	5,950	350,751	147,578	193,750	6,000	347,327

Financial liabilities carried at fair value
Investment contracts for account of policyholders [2]	-	63,511	(108)	63,403	-	59,637	(12)	59,625
Derivatives	36	10,952	3,016	14,004	61	9,654	4,902	14,617
Total financial liabilities at fair value	36	74,463	2,908	77,407	61	69,291	4,890	74,242

1 The investments for account of policyholders included in the table above represents only those investments carried at fair value through profit or loss.

2 The investment contracts for account of policyholders included in the table above represents only those investment contracts carried at fair value.

3 Total borrowings on the statement of financial position contain borrowings carried at amortized cost that are not included in the above schedule.

Significant transfers between Level I, Level II and Level III

The table below shows transfers between Level I and Level II for financial assets and financial liabilities recorded at fair value on a recurring basis.

Fair value transfers
EUR millions	March 31, 2021		December 31, 2020
	Transfers Level I to Level II	Transfers Level II to Level I	Transfers Level I to Level II	Transfers Level II to Level I
Financial assets carried at fair value
Available-for-sale investments
Debt securities	106	131	-	46
Total	106	131	-	46

Transfers are identified based on transaction volume and frequency, which are indicative of an active market.

Unaudited

    18        Condensed consolidated interim financial statements 1Q 2021 Results

Movements in Level III financial instruments measured at fair value

The following table summarizes the change of all assets and liabilities measured at estimated fair value on a recurring basis using significant unobservable inputs (‘Level III’), including realized and unrealized gains (losses) of all assets and liabilities and unrealized gains (losses) of all assets and liabilities still held at the end of the respective period.

Roll forward of Level III financial instruments
EUR millions	January 1, 2021	Total gains / losses in income statement [1]	Total gains / losses in OCI [2]	Purchases	Sales	Settlements	Net exchange differences	Transfers from Level I and Level II	Transfers to Level I and Level II	March 31, 2021	Total unrealized gains and losses for the period recorded in the P&L for instruments held at March 31, 2021 ³
Financial assets carried at fair value available-for-sale investments
Shares	173	-	(2)	16	-	-	6	-	-	193	-
Debt securities	467	(2)	(10)	187	(6)	(6)	12	60	(50)	652	-
Other investments at fair value	581	(31)	(1)	19	(1)	(2)	23	-	-	588	-
	1,221	(33)	(13)	222	(7)	(8)	41	60	(50)	1,434	-

Fair value through profit or loss
Shares	1,329	65	-	23	(84)	-	1	-	-	1,334	65
Debt securities	242	-	-	30	(239)	-	-	-	-	32	-
Other investments at fair value	2,173	68	-	103	(55)	-	89	-	-	2,379	(3)
Investments for account of policyholders	1,012	(188)	-	(125)	51	-	16	-	-	766	(467)
Derivatives	22	(17)	-	-	-	-	-	-	-	5	(17)
	4,779	(72)	-	31	(328)	-	106	-	-	4,516	(422)

Financial liabilities carried at fair value
Investment contracts for account of policyholders	(12)	(80)	-	(26)	9	-	1	-	-	(108)	163
Derivatives	4,902	(1,960)	-	-	(3)	-	77	-	-	3,016	335
	4,890	(2,040)	-	(26)	6	-	78	-	-	2,908	498

EUR millions	January 1, 2020	Total gains / losses in income statement [1]	Total gains / losses in OCI [2]	Purchases	Sales	Settlements	Net exchange differences	Transfers from Level I and Level II	Transfers to Level I and Level II	December 31, 2020	Total unrealized gains and losses for the period recorded in the P&L for instruments held at December 31, 2020 ³
Financial assets carried at fair value available-for-sale investments
Shares	157	(27)	24	49	(15)	(1)	(12)	-	(2)	173	-
Debt securities	1,074	3	(19)	155	(11)	(34)	(32)	26	(695)	467	-
Other investments at fair value	482	(140)	28	302	(19)	(22)	(50)	-	-	581	-
	1,712	(163)	34	505	(45)	(56)	(94)	26	(697)	1,221	-

Fair value through profit or loss
Shares	1,401	(132)	-	160	(97)	-	(3)	-	-	1,329	(98)
Debt securities	4	-	-	276	(37)	-	-	-	-	242	-
Other investments at fair value	2,049	122	-	432	(250)	-	(184)	16	(13)	2,173	(1)
Investments for account of policyholders	1,805	3	-	(168)	(607)	-	(20)	-	-	1,012	37
Derivatives	56	(33)	-	-	-	-	-	-	-	22	(32)
	5,314	(40)	-	700	(991)	-	(207)	16	(13)	4,779	(93)

Financial liabilities carried at fair value
Investment contracts for account of policyholders	197	9	-	(200)	(16)	-	(3)	-	-	(12)	7
Derivatives	3,081	2,073	(9)	-	(15)	-	(228)	-	-	4,902	314
	3,278	2,082	(9)	(200)	(31)	-	(231)	-	-	4,890	321

1 Includes impairments and movements related to fair value hedges. Gains and losses are recorded in the line item results from financial transactions of the income statement.

2 Total gains and losses are recorded in line items Gains/ (losses) on revaluation of available-for-sale investments and (Gains)/ losses transferred to the income statement on disposal and impairment of available-for-sale investment of the statement of other comprehensive income.

3 Total gains / (losses) for the period during which the financial instrument was in Level III.

Fair value information about financial instruments not measured at fair value

The following table presents the carrying values and estimated fair values of financial assets and liabilities, excluding financial instruments which are carried at fair value on a recurring basis.

Fair value information about financial instruments not measured at fair value
	Carrying amount	Total estimated fair value	Carrying amount	Total estimated fair value
EUR millions	March 31, 2021		December 31, 2020

Assets
Mortgage loans - held at amortized cost	40,050	44,030	39,298	43,258
Private loans - held at amortized cost	4,370	5,080	4,358	5,280
Other loans - held at amortized cost	1,963	1,963	1,917	1,917

Liabilities
Subordinated borrowings - held at amortized cost	2,143	2,359	2,085	2,351
Trust pass-through securities - held at amortized cost	126	139	126	142
Borrowings – held at amortized cost	8,892	9,331	8,524	9,165
Investment contracts - held at amortized cost	22,007	21,210	20,889	20,382

Financial instruments for which carrying value approximates fair value

Certain financial instruments that are not carried at fair value are carried at amounts that approximate fair value, due to their short-term nature and generally negligible credit risk. These instruments include cash and cash equivalents, short-term receivables and accrued interest receivable, short-term liabilities, and accrued liabilities. These instruments are not included in the table above.

Unaudited

Condensed consolidated interim financial statements 1Q 2021 Results         19

13. Share capital

EUR millions	March 31, 2021	December 31, 2020
Share capital - par value	320	320
Share premium	7,160	7,160
Total share capital	7,480	7,480

Share capital - par value
Balance at January 1	320	323
Dividend	-	-
Shares withdrawn	-	(3)
Balance	320	320

Share premium
Balance at January 1	7,160	7,213
Share dividend	-	(54)
Balance	7,160	7,160

EUR millions	1Q 2021	1Q 2020

Earnings per share (EUR per share)
Basic earnings per common share	0.18	0.61
Basic earnings per common share B	-	0.02
Diluted earnings per common share	0.18	0.61
Diluted earnings per common share B	-	0.02

Earnings per share calculation
Net income / (loss) attributable to owners of Aegon N.V.	383	1,270
Coupons on other equity instruments	(9)	(10)
Earnings attributable to common shares and common shares B	375	1,261

Earnings attributable to common shareholders	372	1,252
Earnings attributable to common shareholders B	3	9

Weighted average number of common shares outstanding (in millions)	2,044	2,039
Weighted average number of common shares B outstanding (in millions)	559	560

14. Borrowings

EUR millions	March 31, 2021	December 31, 2020
Capital funding	1,279	1,241
Operational funding	7,613	7,283
Total borrowings	8,892	8,524

During the first quarter of 2021, the operational funding increased by EUR 0.3 billion mainly due to the increase in Federal Home Loan Bank advances.

Unaudited

    20        Condensed consolidated interim financial statements 1Q 2021 Results

15. Financial risks

There have been no significant changes in sensitivities for equity market risk, bond credit spreads and liquidity premium per December 31, 2020 as reported in Aegon’s 2020 Integrated Annual Report. Aegon’s sensitivity to interest rate risk has changed per March 31, 2021. This is the net result of the effect of the implementation of an interest rate macro hedge in the United States and the effect from the improvement of the LAT deficit in the Netherlands.

The table below shows the updated sensitivity per March 31, 2021 of the effect of a parallel shift in the yield curves on net result and shareholders’ equity.

EUR millions	March 31, 2021		December 31, 2020
	Estimated approximate effects on net result	Estimated approximate effects on shareholders’ equity	Estimated approximate effects on net result	Estimated approximate effects on shareholders’ equity
Parallel movements of yield curve
Immediate movements of yield curve, but not permanently
Shift up 100 basis points	(45)	(3,173)	187	(2,316)
Shift down 100 basis points	(92)	2,719	(462)	2,064

16. Capital management and solvency

As at March 31, 2021, Aegon’s estimated capital position was:

Solvency II key figures
	March 31, 20211)	December 31, 2020
Amounts in EUR millions
Group Own Funds	18,810	18,582
Group SCR	9,676	9,473
Group Solvency II ratio	194%	196%

1 The Solvency II ratios are estimates, are not final until filed with the respective supervisory authority.

The table below provides the composition of Aegon’s Available Own Funds across Tiers:

	March 31, 2021 Available Own Funds	December 31, 2020 Available Own Funds

Tier 1 - unrestricted	13,101	12,971
Tier 1 - restricted	2,587	2,571
Tier 2	2,333	2,340
Tier 3	789	700
Total Available Own Funds	18,810	18,582

The table below provides the reconciliation from shareholders’ equity to Solvency II Own Funds:

Reconciliation Shareholders’ Equity - Own Funds
EUR millions	March 31, 2021	December 31, 2020

IFRS Shareholders’ Equity	22,035	22,815
IFRS adjustments for Other Equity instruments and non controlling interests	2,656	2,644
IFRS Group Equity	24,691	25,459
Solvency II revaluations and reclassifications	(8,396)	(9,418)
Transferability restrictions [1]	(1,832)	(1,766)
Excess of Assets over Liabilities	14,463	14,274
Availability adjustments	4,438	4,416
Fungibility adjustments	(92)	(108)
Available Own Funds	18,810	18,582

1 This includes the transferability restriction related to the RBC CAL conversion methodology.

The Solvency II revaluations and reclassification mainly stem from the difference in valuation and presentation between IFRS-EU and Solvency II frameworks. The decrease of Solvency II revaluation and reclassifications is mainly driven by increasing interest rates during 1Q 2021, leading to lower revaluation reserves in Aegon US.

Unaudited

Condensed consolidated interim financial statements 1Q 2021 Results         21

17. Commitments and contingencies

There have been no material changes in commitments and contingencies as reported in Aegon’s 2020 Integrated Annual Report.

18. Acquisitions/Divestments

On February 28, 2021, Aegon completed the divestment of Stonebridge, a UK-based provider of accident insurance products to Global Premium Holdings group, part of Embignell group. Under the terms of the agreement, Aegon sold Stonebridge for a consideration of approximately GBP 60 million, consisting of the purchase price and dividends related to the transaction. This excludes a contingent consideration of up to GBP 10 million. The transaction had no material impact on Aegon’s capital position and results.

19. Post reporting date events

On April 7, 2021, Aegon has taken note of an announcement issued that day by Vienna Insurance Group AG Wiener Versicherung Gruppe (VIG). The announcement issued by VIG reads as follows: “Acquisition of the Aegon entities prevented by Hungary for the moment. Vienna Insurance Group AG Wiener Versicherung Gruppe received a decree yesterday afternoon in which the Hungarian Ministry of the Interior announced that the intended acquisition by a foreign investor of the Aegon companies in Hungary is denied. As part of the approval process, Vienna Insurance Group has been in constructive talks with the responsible Hungarian Minister of Finance since January 2021. The decree is in contradiction with the course of the talks to date. Vienna Insurance Group expects that this issue will be resolved positively in the near future.” Aegon will continue to work with VIG to close the transaction.

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    22        Condensed consolidated interim financial statements 1Q 2021 Results

Disclaimers

Cautionary note regarding non-IFRS-EU measures

This document includes the following non-IFRS-EU financial measures: operating result, income tax and result before tax. These non-IFRS-EU measures are calculated by consolidating on a proportionate basis Aegon’s joint ventures and associated companies. The reconciliation of these measures to the most comparable IFRS-EU measure is provided in note 3 ‘Segment information’ of Aegon’s Condensed Consolidated Interim Financial Statements. Aegon believes that these non-IFRS-EU measures, together with the IFRS-EU information, provide meaningful supplemental information about the operating results of Aegon’s business including insight into the financial measures that senior management uses in managing the business.

Forward-looking statements

The statements contained in this document that are not historical facts are forward-looking statements as defined in the US Private Securities Litigation Reform Act of 1995. The following are words that identify such forward-looking statements: aim, believe, estimate, target, intend, may, expect, anticipate, predict, project, counting on, plan, continue, want, forecast, goal, should, would, could, is confident, will, and similar expressions as they relate to Aegon. These statements are not guarantees of future performance and involve risks, uncertainties and assumptions that are difficult to predict. Aegon undertakes no obligation to publicly update or revise any forward-looking statements. Readers are cautioned not to place undue reliance on these forward-looking statements, which merely reflect company expectations at the time of writing. Actual results may differ materially from expectations conveyed in forward-looking statements due to changes caused by various risks and uncertainties. Such risks and uncertainties include but are not limited to the following:

t	Changes in general economic and/or governmental conditions, particularly in the United States, the Netherlands and the United Kingdom;
t	Changes in the performance of financial markets, including emerging markets, such as with regard to:
–	The frequency and severity of defaults by issuers in Aegon’s fixed income investment portfolios;
–	The effects of corporate bankruptcies and/or accounting restatements on the financial markets and the resulting decline in the value of equity and debt securities Aegon holds; and
–	The effects of declining creditworthiness of certain public sector securities and the resulting decline in the value of government exposure that Aegon holds;
t	Changes in the performance of Aegon’s investment portfolio and decline in ratings of Aegon’s counterparties;
t

Lowering of one or more of Aegon’s debt ratings issued by recognized rating organizations and the adverse impact such action may have on Aegon’s ability to raise capital and on its liquidity and financial condition;

t

Lowering of one or more of insurer financial strength ratings of Aegon’s insurance subsidiaries and the adverse impact such action may have on the written premium, policy retention, profitability and liquidity of its insurance subsidiaries;

t	The effect of the European Union’s Solvency II requirements and other regulations in other jurisdictions affecting the capital Aegon is required to maintain;
t	Changes affecting interest rate levels and continuing low or rapidly changing interest rate levels;
t	Changes affecting currency exchange rates, in particular the EUR/USD and EUR/GBP exchange rates;
t

Changes in the availability of, and costs associated with, liquidity sources such as bank and capital markets funding, as well as conditions in the credit markets in general such as changes in borrower and counterparty creditworthiness;

t	Increasing levels of competition in the United States, the Netherlands, the United Kingdom and emerging markets;
t

Catastrophic events, either manmade or by nature, including by way of example acts of God, acts of terrorism, acts of war and pandemics, could result in material losses and significantly interrupt Aegon’s business;

t	The frequency and severity of insured loss events;
t	Changes affecting longevity, mortality, morbidity, persistence and other factors that may impact the profitability of Aegon’s insurance products;
t

Aegon’s projected results are highly sensitive to complex mathematical models of financial markets, mortality, longevity, and other dynamic systems subject to shocks and unpredictable volatility. Should assumptions to these models later prove incorrect, or should errors in those models escape the controls in place to detect them, future performance will vary from projected results;

t	Reinsurers to whom Aegon has ceded significant underwriting risks may fail to meet their obligations;
t

Changes in customer behavior and public opinion in general related to, among other things, the type of products Aegon sells, including legal, regulatory or commercial necessity to meet changing customer expectations;

t	Customer responsiveness to both new products and distribution channels;
t

As Aegon’s operations support complex transactions and are highly dependent on the proper functioning of information technology, operational risks such as system disruptions or failures, security or data privacy breaches, cyberattacks, human error, failure to safeguard personally identifiable information, changes in operational practices or inadequate controls including with respect to third parties with which we do business may disrupt Aegon’s business, damage its reputation and adversely affect its results of operations, financial condition and cash flows;

t

The impact of acquisitions and divestitures, restructurings, product withdrawals and other unusual items, including Aegon’s ability to integrate acquisitions and to obtain the anticipated results and synergies from acquisitions;

t

Aegon’s failure to achieve anticipated levels of earnings or operational efficiencies, as well as other management initiatives related to cost savings, cash capital at Holding, gross financial leverage and free cash flow;

t	Changes in the policies of central banks and/or governments;
t	Litigation or regulatory action that could require Aegon to pay significant damages or change the way Aegon does business;
t	Competitive, legal, regulatory, or tax changes that affect profitability, the distribution cost of or demand for Aegon’s products;
t

Consequences of an actual or potential break-up of the European monetary union in whole or in part, or the exit of the United Kingdom from the European Union and potential consequences if other European Union countries leave the European Union;

t

Changes in laws and regulations, particularly those affecting Aegon’s operations’ ability to hire and retain key personnel, taxation of Aegon companies, the products Aegon sells, and the attractiveness of certain products to its consumers;

t	Regulatory changes relating to the pensions, investment, and insurance industries in the jurisdictions in which Aegon operates;
t

Standard setting initiatives of supranational standard setting bodies such as the Financial Stability Board and the International Association of Insurance Supervisors or changes to such standards that may have an impact on regional (such as EU), national or US federal or state level financial regulation or the application thereof to Aegon, including the designation of Aegon by the Financial Stability Board as a Global Systemically Important Insurer (G-SII); and

t

Changes in accounting regulations and policies or a change by Aegon in applying such regulations and policies, voluntarily or otherwise, which may affect Aegon’s reported results, shareholders’ equity or regulatory capital adequacy levels.

This document contains information that qualifies, or may qualify, as inside information within the meaning of Article 7(1) of the EU Market Abuse Regulation (596/2014). Further details of potential risks and uncertainties affecting Aegon are described in its filings with the Netherlands Authority for the Financial Markets and the US Securities and Exchange Commission, including the Annual Report. These forward-looking statements speak only as of the date of this document. Except as required by any applicable law or regulation, Aegon expressly disclaims any obligation or undertaking to release publicly any updates or revisions to any forward-looking statements contained herein to reflect any change in Aegon’s expectations with regard thereto or any change in events, conditions or circumstances on which any such statement is based.

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Condensed consolidated interim financial statements 1Q 2021 Results         23

Corporate and shareholder information

Headquarters

Aegon N.V.

P.O. Box 85

2501 CB The Hague

The Netherlands

+ 31 (0) 70 344 32 10

aegon.com

Group Corporate Communications & Investor Relations

Media relations

+ 31 (0) 70 344 8344

gcc@aegon.com

Investor relations

+ 31 (0) 70 344 83 05

or 877 548 96 68 - toll free, USA only

ir@aegon.com

Publication dates results

August 12, 2021	2Q 2021 Results

November 11, 2021	3Q 2021 Results

About Aegon

Aegon’s roots date back 175 years – to the first half of the nineteenth century. Since then, Aegon has grown into an international company, with businesses in the Americas, Europe and Asia. In the US, Aegon’s largest market, we operate under the Transamerica brand. Today, Aegon is one of the world’s leading financial services organizations, providing life insurance, pensions and asset management. Aegon has never lost sight of its purpose, to help people achieve a lifetime of financial security. More information: aegon.com.

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